EXHIBIT 99.1

Sono Motors Expands Cooperation With Continental for Development of Solar Electric Vehicle Sion

  The Sion Series-Validation Vehicles Are Being Equipped With Several Hardware and Software Solutions From Technology Company Continental.
  Sono Motors to Integrate Continental’s ADAS system in the Sion Series-Validation Vehicles for the First Time.
  In 2018 the Companies Started Their Cooperation by Working on an Electric Engine for the Sion, Among Other Components.

MUNICH, Germany, Nov. 21, 2022 (GLOBE NEWSWIRE) -- Solar Mobility OEM Sono Motors (NASDAQ: SEV) expands its cooperation with the technology company Continental by equipping the Sion series-validation vehicles, the Company’s solar electric vehicle (SEV), with further proven technologies from the automotive supplier. Among other things, the companies will integrate an advanced driver assistance system (ADAS) from Continental in Sono Motors’ series-validation vehicles for the first time, as part of the expanded cooperation.

A future-proof ADAS feature is planned to be standard in every Sion, which is expected to retail for approximately €25,000 net. Prospectively, the ADAS will not only make driving the Sion safer and more comfortable, but will also ensure that the Sion complies with the upcoming stricter European Union road safety regulations (GSR). The cooperation enables Sono Motors to increase efficiency in its development of the Sion, which has the potential to become the world’s first affordable SEV, by using existing modern technologies. Sono Motors currently plans to start production of the Sion in the second half of 2023.

“We started our partnership with Continental in 2018 by working on parts like the electric engine, the software for the Sion’s vehicle control unit and airbag control unit. Extending our cooperation to other areas, such as ADAS and connectivity, not only helps us to make rapid and decisive progress in development, but also gives us confidence that we will provide technology of proven quality to our customers,” says Laurin Hahn, co-founder and CEO of Sono Motors.

A range of advanced technologies make the Sion safer and smarter
In close collaboration, Continental and Sono Motors have been developing the software for comfort control and climate control, as well as the energy, charge level and thermal management of the powertrain. Under the expanded cooperation, Continental will also provide intelligent connectivity features, like a passive access and smart entry system, which automatically recognizes an authenticated user approaching the car, opens the vehicle doors and starts the low voltage systems, alongside a start/stop button for Sono Motors’ series-validation vehicles. In the area of safety, the two companies are also integrating the Sion’s crash sensor. Engineers from both companies have already started an intense test program with the series-validation vehicles on the Continental proving ground in Frankfurt to further validate and improve the integrated technologies.

A renowned company with proven expertise
The Germany-based company Continental has over 150 years of experience and a proven track record in developing pioneering and quality technologies and services for the mobility industry. Continental generated sales of €33.8 billion in 2021 and currently employs more than 190,000 people in 58 countries and markets. “We are particularly committed to sustainable mobility solutions and are therefore delighted to be actively involved in a climate-friendly and exciting mobility project as a partner of Sono Motors,” says Christoph Falk-Gierlinger, Managing Director of Continental’s development and production service provider, Continental Engineering Services.

The Sion – an electric vehicle powered by the sun
The Sion is a spacious and family-friendly solar electric vehicle. Its outer shell will consist of 456 seamlessly integrated solar half-cells and will enable self-sufficiency on short journeys. The energy generated by the solar cells is expected to extend the estimated 305 km range of the Sion's 54 kWh LFP battery by an average of 112 km/70 mi (up to 245 km/152 mi) per week. Commuters in German metropolitan areas will have to charge their Sion up to four times less than conventional electric cars of the same vehicle class with a similar battery size. The battery will allow for a maximum charging capacity of up to 75 kW (DC) and 11 kW (AC).

ABOUT SONO MOTORS
Sono Motors (NASDAQ:SEV) is on a pioneering mission to accelerate the revolution of mobility by making every vehicle solar. Sono Motors’ disruptive solar technology has been engineered to be seamlessly integrated into a variety of vehicle architectures — including buses, vans, refrigerated vehicles, and more — to extend range and reduce fuel costs as well as the impact of CO2 emissions, paving the way for climate-friendly mobility.

The Company’s trailblazing vehicle, the Sion, has the potential to become the world’s first affordable solar electric vehicle (SEV) for the masses. Empowered by a strong global community, Sono Motors has over 20,000 reservations with advance down-payments for the Sion as of 1 September 2022.

ABOUT CONTINENTAL
Continental develops pioneering technologies and services for sustainable and connected mobility of people and their goods. Founded in 1871, the technology company offers safe, efficient, intelligent and affordable solutions for vehicles, machines, traffic and transportation. In 2021, Continental generated sales of €33.8 billion and currently employs more than 190,000 people in 58 countries and markets. On October 8, 2021, the company celebrated its 150th anniversary.

ABOUT CONTINENTAL ENGINEERING SERVICES
Continental Engineering Services (CES) was founded in 2006, and as an agile and flexible engineering and production partner develops tailor-made, technologically sophisticated solutions for a wide range of applications, including automotive, railway engineering, aviation, shipping, mining and smart cities. 2,000 employees worldwide contribute their expertise and experience in the key technologies for automated driving, information management & connectivity, electrification and services in the field of multimodal mobility. This makes possible a new level of individual, safe and sustainable mobility.

PRESS CONTACT
Christian Scheckenbach | Mobile: +49(0)17618050132
E-Mail: press@sonomotors.com   | Website: www.sonomotors.com/press

FORWARD-LOOKING STATEMENTS
This press release includes forward-looking statements. The words "expect", "anticipate", "intend", "plan", "estimate", "aim", "forecast", "project", "target", “will” and similar expressions (or their negative) identify certain of these forward-looking statements. These forward-looking statements are statements regarding the Company's intentions, beliefs, or current expectations. Forward-looking statements involve inherent known and unknown risks, uncertainties, and contingencies because they relate to events and depend on circumstances that may or may not occur in the future and may cause the actual results, performance, or achievements of the Company to be materially different from those expressed or implied by such forward looking statements. These risks, uncertainties and assumptions include, but are not limited to (i) the impact of the global COVID-19 pandemic on the global economy, our industry and markets as well as our business, (ii) risks related to our limited operating history, the rollout of our business and the timing of expected business milestones including our ability to complete the engineering of our vehicles and start of production on time and budget and risks related to future results of operation, (iii) risks related to our unproven ability to develop and produce vehicles and with expected or advertised specifications including range, and risks relating to required funding, (iv) risks related to our ability to monetize our solar technology, (v) risks relating to the uncertainty of the projected financial information with respect to our business including the conversion of reservations into binding orders, (vi) effects of competition and the pace and depth of electric vehicle adoption generally and our vehicles in particular on our future business and (vii) changes in regulatory requirements, governmental incentives and fuel and energy prices. For additional information concerning some of the risks, uncertainties and assumptions that could affect our forward-looking statements, please refer to the Company’s filings with the U.S. Securities and Exchange Commission (“SEC”), which are accessible on the SEC’s website at www.sec.gov and on our website at ir.sonomotors.com. Many of these risks and uncertainties relate to factors that are beyond the Company's ability to control or estimate precisely, such as the actions of regulators and other factors. Readers should therefore not place undue reliance on these statements, particularly not in connection with any contract or investment decision. Except as required by law, the company assumes no obligation to update any such forward-looking statements.

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